Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: August 17, 2021

On August 12, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., Bill Kelly, the Chief Financial Officer of Vicarious Surgical Inc., David Styka, the Executive Chairman of Vicarious Surgical Inc., and Donald Tang, the President of D8 Holdings Corp., participated in an interview with Kyle Rose at the Canaccord Genuity 41st Annual Growth Conference. A copy of the transcript of the interview is set forth below:

<<Kyle Rose, Interviewer>>

Good morning everyone and thank you for joining us at the 41st Annual Canaccord Genuity Global Growth Conference. My name is Kyle Rose. I am one of the medical technology analysts here at Canaccord Genuity, and I’m excited to be joined this morning by Vicarious Surgical. It was a next-generation surgical robotics company, which focused on developing a differentiated platform for robotic surgery, the goal of improving outcomes as well as reducing costs. With me this morning are Donald Tang, President of D8 Holdings; as well as Adam Sachs, the Co-Founder and CEO of Vicarious; and Bill Kelly, the CFO of Vicarious. Thank you all for joining us this morning. So we’re going to do a presentation here, but before we start I need to remind everybody of any relevant disclosures. If and where applicable and you can find those on either our conference and/or our firm website.

And with that, I’ll turn it over to the Vicarious team to start the presentation. Thank you very much.

<<Donald Tang, President, D8 Holdings Corp.>>

Good morning. Thanks for the time. I am Donald Tang. I’m Director and President of D8 Holdings, based in Hong Kong. I am a private equity investor, also a SPAC sponsor, and of course, D8 Holdings is pursuing a combination with Vicarious Surgical. Also on the call, as mentioned, Adam Sachs, Co-Founder and CEO of Vicarious Surgical; David Styka, Executive Chairman; and Bill Kelly, CFO.

So, why Vicarious Surgical? Well, we prepared a short video today and I think you’ll see very clearly for yourself.

[Video Presentation Starts]

At Vicarious Surgical, we are connecting advanced miniature robotics, computer science, and 3D visualization to build a new category of intelligence and affordable single incision surgical robots. Miniaturization is part of our core philosophy, and that starts with just one small incision. The entire Vicarious robot fits into the patient’s abdomen through a single port. Once inserted the miniature camera and arms are precisely configured for surgeon control. Standard laparoscopic tools are straight with limited dexterity, some robotic tools improve upon this by adding risks. Vicarious instruments redefine robotic motion with fully articulating risks, elbows and shoulders. Movement feels natural while providing precise control and the unique ability to grasp or dissect using any surgical approach. This advanced design enables the robot to rotate and reorient in any direction. This gives surgeons the unprecedented ability to work downward, sideways as well as up and even backward relative to the incision site with just one simple incision to open and close. Vicarious streamlines trocar placement and accelerates procedures.

The Vicarious robots can approach the same target from any angle with trocar centered motion. This multi-access motion capability enables the robots to be repositioned anywhere throughout the abdomen. With versatile trocar placement, the entire abdomen has accessible. Vicarious combines its miniaturized ultra-high definition camera and robotic arms with virtual reality to unlock an unprecedented model of human-computer interaction. Moving the camera is as natural as turning your head. This immersive 3D visualization is paired with precision hand controllers designed to mimic open instruments with nearly weightless ergonomic control. The result is a user experience where the surgeon feels transported inside the patient.

The Vicarious system has just two parts: the versatile robotic pedestal and the VR console featuring an ancillary display. Both units are compact and portable taking up less than half the space and costs of existing robotics solutions. This efficient system design enables easy access around the patient, improves workflow and saves valuable OR time. The Vicarious platform is cost-effective and easy to integrate, making it accessible to all operating rooms, community hospitals and surgical centers. With a system instrument and for advanced sensing, data collection and artificial intelligence surgeons will be able to avoid errors, measure anything instantly and suture automatically, creating a future where everyone has access to the latest surgical innovations, Vicarious Surgical.

[Video Presentation Ends]

<<Donald Tang, President, D8 Holdings Corp.>>

So we look at more than a hundred companies as potential targets for D8 and the reality is Vicarious Surgical simply blew us away. It checks all the boxes in what we look for in a business combination. It’s a visionary team backed by the savviest investors behind disruptive technologies, a massive TAM will be addressed by legacy solutions that only scratch the surface of what’s possible today and of course the product that’s loved by surgeons and hospitals designed specifically around existing limitations.

We also like the fact that there’s de-risked path for commercialization – the breakthrough designation from the FDA. And most importantly of being based in Asia, this is a business that we can actually help accelerate, not just with capital, but also with relationships and the ability to build businesses in the region. So we did our diligence and brought on partner advisors and the truth is all surgeons I spoke to were simply […] and the robotics capabilities. So very quickly we locked down the transaction what’s being presented today as a result of that.

With that David Styka will introduce the rest of the team.

<<David Styka, Executive Chairman, Vicarious Surgical Inc.>>

Hi, good morning. My name is David Styka. I’m Executive Chairman of Vicarious Surgical. I joined in late 2020. I spent the last 30 years of my career working with innovative startups, the last 20 years in healthcare. In particular, since 2014, I’ve been focused on the robotic surgery sector as CFO of Auris Health. At Auris, I have partnered with our founder Dr. Fred Moll, leading innovator in surgical robotics and co-founder of Intuitive Surgical and developing next generation robotic platforms. The results of our efforts over the five years, I was there, was $5.7 billion acquisition, including earnouts by Johnson & Johnson in 2019.

Over those five years, I had the privilege to see the latest advancements in robotic medical technology. Nothing I saw during my tenure rivals the unique architecture of the platform that Vicarious is developing today. This is truly disruptive technology that has the opportunity to improve medical outcomes across a large – a swath of medical procedures. The Co-Founder, Adam Sachs – the Co-Founders, Adam Sachs, who is on the call and Sammy Khalifa have – exceptionally talented team that has the expertise to exploit this opportunity. And with the additions of June Morris as our General Counsel; and Bill Kelly, as CFO, who is also on the call is well equipped to become a public company. I’m truly excited about this opportunity, couldn’t wait to join. It’s my great pleasure to be part of it.

With that, let me turn it over to Adam, to dive deeper into the company and the technology.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks, David, and thanks to everybody for setting this up as well as for making the time today. So I’m Adam Sachs. I’m the founding CEO here at Vicarious Surgical. I’m a roboticist by training. I studied at MIT, same as Sammy, that’s where we met. And we worked at Apple for a brief stint afterward, but pretty quickly decided to leave and pursue our passion for medical devices and start this company with our third Co-Founder Dr. Barry Greene.

Since then I’ve had the privilege of being joined by an incredible leadership team, as well as some amazing investors, true visionaries from this space of Bill Gates, Vinod Khosla, Eric Schmidt, Jerry Yang, E15 Capital and incredible advisors, not only David by also Paul Hermes, who ran the entire Medtronic Robotics Program, and Dave Hyatt, who is GC and Chief IP Counsel at Becton Dickinson.

So before diving into the details of what we’re doing, I’d love to take just a slide or two and cover the world of surgery as it exists today. And it, of course, starts with open surgical procedures. For the open surgery, a surgeon will take a scalpel quite literally, open up the patient’s abdomen, see with their own eyes, operate with their own hands, but the incision itself causes a 20% complication rate that results in the need for additional surgery to correct. And that’s what minimally invasive surgery is all about, making three to five small incisions that drive complications from 20% down to 1% for the patient, but vastly increased complexity for the surgeon. The motion all now pivots about the abdominal wall, and even with legacy surgical robots, which have a wrist inside of the abdomen, they’re still stuck with their primary motion created based on where the surgeon wants to operate inside the abdomen and where do they chose to make incisions in the abdominal wall.

What that means to me as a roboticist is that for a legacy surgical robot, the surgeon actually defines the robotic motion, the kinematics for every procedure based on where they choose to put the incisions and where they wanted to operate. So in order to get away from these challenges, there have been robotic attempts at single port surgery. These systems use flexible robotic technology, creating motion all through one incision so that they get past the abdominal wall. But with those flexible robots, they all have this impossible to solve the challenge of being both too small once they’re inside with too low force, as well as two big going in through incisions that are 2.5 centimeters or greater starting to approach complication rates of open surgery with less capability than minimally invasive surgery.

So, of course, the question is where does all of this leave us two decades into robotics, four decades in the minimally invasive surgery? And the answer is we’re still performing mostly open surgery with these large incisions. There are a lot of reasons for this, but it really comes down to high cost as well as difficult, the abuse, because the surgeon needs to define that kinematic profile, they need to actually book OR time and perform over a hundred procedures in order to gain proficiency with a legacy robot. All of this plus limited capability has led to low utilization and incredible white space and opportunity for us with only 3.2% of addressable procedures being performed with robots today, less than 1% of all procedures.

So to really get past this, to drive real meaningful utilization in surgical robotics, we need a solution that really addresses all of these needs of the patient, the surgeon, the hospital, and the payer. So, of course, that brings us to what we’re doing at Vicarious Surgical. When we started this company seven years ago, we had this vision of essentially creating an avatar of the surgeon inside the abdomen all through one incision, but we pretty quickly realized that the robotic technology to do so simply did not exist at the time. Flexible robots, I explained, are both too small and too low force, but require too big an incision and rigid robots wrists on a stick that exists in operating rooms today. They have something called coupled motion. So every joint that you move within a legacy surgical robot actually moves the other joints. And you end up needing to use complex, coordinated motion to produce simple motions of just one joint in the end effector.

And while that works, the problem that can’t be solved is that it leads to this exponential build-up of force, joint by joint near doubling of force as you go through the arm. That’s why with just three joints, “just a wrist on a stick” legacy robots need 1 millimeter diameter control cables and those cables end up snapping still in a couple percent of cases due to the high loads. We’ve invented and spent the last seven years developing a series of ways to decouple that motion, allowing us to fit nine joints on – per arm on two arms, plus a camera all through a 1.5 centimeter incision, a normal laparoscopic incision. You can see in the center of the slide, how much smaller that is than today’s single port robots, but once it’s inside, it has incredible capability. Those nine degrees of freedom represent wrists, elbows, and shoulders.

Everybody else in the industry focuses on seven degrees of freedom, six degrees plus an end effector, but we’ve actually enabled the same redundant joints that a human has just like the surgeon can move their elbow up and down while keeping their hands still approach things from different angles to avoid interference. The surgeon’s avatar can inside the patient with our robot. And beyond that we have superhuman flexibility. The surgeon can not only turn left, right, up, down, they can reach all the way back around the incision site, letting them work anywhere in the abdomen.

With all this capability inside the abdomen, the system outside is now a small non-robotic support system [and] is portable [which can be] moved from OR to OR. Once it’s inserted, the surgeon can work anywhere from any incision site facing in any direction. We’re no longer doing chip on a stick. The entire sensing system is built into this incredible platform inside the abdomen, designed by our AI team in order to enable the future of automating simple surgical tasks. We have 3D mapping in real-time as well as force sensing and physician sensing from every joint inside the body provided by 28 sensors in each of these arms. That gives haptic feedback, ability to set limits and a lot of future potential for our AI team.

And finally those same decoupled actuators provide incredible economic benefits. It’s the fact that the forces are so much lower combined with fact that those decoupled actuators allow us to use slippery polymer cables. They’re slippery as wet ice on wet ice, but as stiff as aluminum. And that allows us to use almost entirely polymer parts in our system allowing us to do a fully disposable sterile portion of the robot at a competitive price. And last but not least the capital equipment is no longer 4 gigantic robotic arms. It’s one small non-robotic support system that has the cost […] that’s conservatively 5x to 10x lower than what exists today.

So we’ve taken this to 20 surgeons plus 20 hospital administrators in a blinded market research study run by a leading firm in the industry. The results were incredible, and the features that surgeons and hospitals love are the features that are unique to that technology to those decoupled actuators, that ability to reach anywhere from any incision site facing in any direction, the wrists, elbows and shoulders, plus the visualization to match, we were ranked 4.8 out of five, again, legacy minimally invasive surgery 4.2 out of 5, again legacy surgical robots 95th percentile for any study run by this firm and puts us squarely in that major breakthrough category. Of course, the FDA recognizes the breakthrough here as well. We are the only robotic platform to receive a breakthrough designation from the agency. And with that, they provide prioritized review, a de-risked pathway and reimbursement benefits on market.

So we’ve outlined a path to get us from where we are today through FDA filing in 2023 generating strong news flow across four categories: development, regulatory, commercial and growth. We have an incredible internal regulatory team, some amazing external advisors and FDA counsel, all of whom have cleared surgical robots through the FDA. And they’ve developed a high competence pathway by focusing on a single indication first and then an expansion strategy after that with additional clearances. So that first indication is ventral hernia repair, which we are using as a stepping stone to the rest of the market, but it’s an incredible indication in itself. There are almost a million ventral hernias every year in the United States alone, 40% of these never repaired, the remainder repaired primarily with simple hernia repair techniques, where a non-adhesive mesh is adhered to the non-adhesive peritoneum, they don’t successfully stick 20% of the time resulting in recurrence of the hernia.

There is better – a better way to do this, complex abdominal wall repairs, where you make six to eight incisions, insert legacy robots from both sides of the patient, dissect down flaps in the abdominal wall and tuck an uncoated mesh against the rectus muscle in order to allow scar tissue formation into the mesh. This provides a much more robust repair driving recurrence from 20% down to 4%. Reimbursement is much higher under existing coding, but it takes over four hours to perform with a legacy robot.

We’ve proven out the ability to do the same thing, to do that same technique with a single 15 millimeter, 1.5 centimeter incisions single docking in under two hours, actually, since we’ve got the breakthrough, we’ve done it successfully in under one hour, generating 5x better outcomes over twice the reimbursement decreased procedural time all in a huge market. And this is what really want is a breakthrough designation. That being said it is, of course, just a stepping stone to the rest of the market after ventral hernia will be filing for procedure after procedure, clearance after clearance, indication after indication. And we’ll be able to address within a few years the majority of abdominal procedures.

So with that, and only three minutes remaining, I believe if I’m keeping track of time correctly, I’ll turn it over to Bill, who will walk through the modeling projections.

<<William J. Kelly, Chief Financial Officer, Vicarious Surgical Inc.>>

Sorry. Yes, so thank you, Adam. I appreciate it. First of all, the board is extremely excited about this company, the technology, the transaction that really has the ability to be truly transformative. And what I mean by that is it allows us to complete our final development get through all of our regulatory and clinical activities and successfully launch commercial operations of this exciting technology so we can get it on the market.

We’re launching in 2023 with breakthrough designation and given the size of the market opportunity, as well as the strong competitive advantages that we’ve talked about with price, size, functionality, capability, ease of use, fast throughput, all those factors and then as well as that – the significant cost advantages that we have, the disposability of the sterile components, the design of the overall system using processes and technologies that in many cases were not available 20 years ago when legacies – many legacy systems were being developed, all those factors allow us to deliver we believe the revenue and gross margin profile that you see here.

Now, our revenues start with systems predominantly, and then as increased clinical applications come online and utilization picks up, the disposables and support components become a much greater percentage of our total revenue profile. And so while we’ve assumed a very modest utilization, we actually think our adoption is going to be quite strong. And that being said, given the size of the market opportunity with less than 1% penetration in our addressable market, five years after launch and seven years from today. We believe we’re poised to deliver over $1 billion worth of revenue by 2027. So in summary, what we have is an incredible technology. We’re attacking a large, relatively unpenetrated market with huge opportunity for growth and great margins. And now with this transaction, we believe we’re poised to deliver significant value and we’re very excited to share that with you.

So, with that, I thank all of you for your time. We would love the opportunity to speak further, please reach out to the company at ir@vicarioussurgical.com, or to our IR firm, Gilmartin Group as well. Happy to talk further.

<<Kyle Rose, Interviewer>>

Great. Thank you very much for the presentation this morning. It was very interesting and I look forward to learning more in the future.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a definitive proxy statement that was distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. The Registration Statement was declared effective on August 9, 2021 and D8 Holdings mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement and the definitive proxy statement/prospectus. You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.